9120 Lockwood Boulevard
Mechanicsville, VA 23116-2015
Home Office (804) 723-7000 www.owens-minor.com

November 21, 2013

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Owens & Minor, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 22, 2013
File No. 001-09810

Dear Ms. Jenkins:

The responses of Owens & Minor, Inc. (the “company”) to your letter dated November 8, 2013, regarding the above-referenced filing of the company, are set forth below.

For convenience, the comments contained in your letter are presented, followed by the company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 15. Exhibits and Financial Statement Schedules

Consolidated Balance Sheets, page 32

1.	We note your other current liabilities as of December 31, 2012 represent approximately 28% of your total current liabilities. Please provide us with and confirm that in future filings you will state separately, in the balance sheet or in a note thereto, any item in excess of five percent of total current liabilities as required by Rule 5-02(20) of Regulation S-X or explain to us why it is not required.

Owens & Minor’s Response

Other current liabilities in the consolidated balance sheet as of December 31, 2012 include payables of $130.1 million related to our order-to-cash programs with customers in our International segment. This amount is disclosed in Note 6 – Financing Receivables and will continue to be disclosed in future filings to the extent it or other items exceed the 5% threshold for disclosure. There are no other individual items in other current liabilities which are in excess of 5% of total current liabilities as of December 31, 2012.

Notes to Consolidated Financial Statements, page 35

Note 1 – Summary of Significant Accounting Policies – Financing Receivables, page 35

2.	We note your disclosure that you retain credit risk for uncollected receivables under the order-to-cash program in your international segment. Considering the significance of your financing receivables and your exposure, please clarify for us and confirm that in future filings you will expand your disclosures to include (a) your policy relating to evaluation of collectability of financing receivables, provision of allowances for doubtful accounts and write off etc., and (b) provide the disclosures required by Article 12-09 of Regulation S-X as applicable. Please ensure to provide us with a draft of proposed disclosures to be included in future filings.

Owens & Minor’s Response

We continually review the collectability of the accounts in our order-to-cash program and reserve when specific conditions exist which indicate an amount could be uncollectible and write off uncollected receivables when collection is no longer being pursued. As of December 31, 2012, there was no allowance for uncollectible accounts recorded based on our assessment of the portfolio using our experience since acquisition, our knowledge of the predecessor’s experience and through review of the existing account balances. We therefore did not consider the disclosure requirements of Article 12-09 of Regulation S-X to be applicable at that time, but will continue to evaluate the applicability of these requirements in future filings. We propose the following disclosure in Note 1- Summary of Significant Accounting Policies in future Form 10-K filings (supplemental disclosure from previous filing is in italics):

Financing Receivables. We have an order-to-cash program in our International segment under which we invoice manufacturers’ customers and remit collected amounts to the manufacturers. We retain credit risk for uncollected receivables under this program. We continually monitor the expected collectability in this program and maintain valuation allowances when it is likely that an amount may be or may become uncollectible. Allowances are estimated based on a number of factors including creditworthiness of customers, age of the receivables and historical experience. We write off uncollected receivables under this program when collection is no longer being pursued. At December 31, 2013, there was [no allowance or state allowance amount] for uncollectible accounts as part of this program. Fees charged for this program are included in net revenue. Product pricing and related product risks are retained by the manufacturer. Balances receivable and related amounts payable under this program are classified in other current assets and other current liabilities in the consolidated balance sheet.

Owens & Minor understands that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require further information, please feel free to contact me at (804) 723-7595.

Sincerely,

/s/ Richard A. Meier
Richard A. Meier
Executive Vice President and Chief Financial Officer

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